[redacted]

13012670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAR 0 1 2013

SEC FILE NUMBER
8-49107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paolino — **(212) 338-8836**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 3/9/12

AFFIRMATION

I, Paul M. Friedman, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Guggenheim Securities, LLC, as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Paul M. Friedman
Chief Operating Officer

Sworn and subscribed to before me this
28 day of February, 2013.

KRISTINA HUANG
Notary Public, State of New York
No. 01HU6090847
Qualified in Kings County
Commission Expires April 21, 2015

GUGGENHEIM SECURITIES, LLC
AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

(SEC I.D. No. 8-49107)

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Guggenheim Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Guggenheim Securities, LLC and its subsidiaries as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Guggenheim Securities, LLC and its subsidiaries as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2013

GUGGENHEIM SECURITIES, LLC
AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 1,546,631
Due from clearing organizations	4,259,414
Securities owned - at fair value ($706,686,781 pledged as collateral)	1,002,902,626
Securities purchased under agreements to resell	10,622,240,998
Accrued interest receivable	10,223,808
Due from affiliates	6,603,876
Receivable from customers, net of allowance for bad debt	9,041,360
Fixed assets - net of accumulated depreciation and amortization of $4,351,853	6,247,079
Goodwill	21,289,580
Other assets	1,864,149
Total assets	$ 11,686,219,521
Liabilities and Member's Equity	
Securities sold under agreements to repurchase	$ 10,871,039,150
Due to clearing organizations	135,200,171
Securities sold, not yet purchased - at fair value	452,864,833
Note payable	13,000,000
Due to affiliates	7,771
Accrued expenses and other liabilities	54,772,909
Total liabilities	11,526,884,834
Member's equity	159,142,687
Non-controlling interest	192,000
Total member's equity	159,334,687
Total liabilities and member's equity	$ 11,686,219,521

The accompanying notes are an integral part of this consolidated statement of financial condition.

GUGGENHEIM SECURITIES, LLC
AND SUBSIDIARIES
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Notes to Consolidated Statement of Financial Condition
December 31, 2012

1. Organization and Nature of Business

Guggenheim Securities, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Links Holdings, LLC ("Parent") whose ultimate parent is Guggenheim Capital, LLC ("Guggenheim"). The consolidated financial statements include the accounts of Guggenheim Trust Assets, LLC, Guggenheim Securities (Hong Kong), Limited (dissolved June 20, 2012) and GP Energy Partners, LLC, all of which are wholly owned subsidiaries of the Company.

The Company engages in sales and trading of fixed-income securities, exchange traded futures and structured products; matched book activities using repurchase and reverse repurchase agreements collateralized by fixed-income securities; equity research; trading of equity securities; and investment banking and advisory services for merger-and-acquisition, financial restructuring and underwriting transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records on the accrual basis of accounting. The Consolidated Statement of Financial Condition includes the accounts of the Company and all other entities in which the firm has a controlling financial interest. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash
At December 31, 2012, all cash is held at two major U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Securities owned, including those pledged, and securities sold, but not yet purchased
Securities transactions are recorded on the Consolidated Statement of Financial Condition on trade-date, as if they had settled. Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures.* Fair value is generally based on quoted market prices or dealer observable quotations. In certain markets where observable prices are not available for all products, fair value is determined using techniques appropriate for each particular product.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. These transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2012. The Company seeks to limit this risk by holding offsetting positions or other financial instruments.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value as specified in the respective agreements.

The Company executes the majority of its repurchase and reverse repurchase agreements with members of Fixed Income Clearing Corporation ("FICC"). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position, and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale transactions. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45-11, *Balance Sheet* are satisfied. As of December 31, 2012, the offsetting amount in the repurchase agreements and reverse repurchase agreements netted within the Consolidated Statement of Financial Condition under ASC 210-20-45-11 amounted to $2.44 billion.

Fixed Assets
Fixed assets consists of capitalized project costs, computers and software, leasehold improvements and office equipment and furniture, and are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining lease term.

Capitalized project costs are accounted for under ASC Topic 350-40, *Internal-Use Software*, and consist of costs related to internally developed software for the Company's internal use.

Goodwill

Goodwill, which was recognized as a result of the acquisition of the Parent and its subsidiaries, including the Company, by Guggenheim in 2001, has been recorded in accordance with the provisions of ASC 350, *Intangibles - Goodwill and Other*. Goodwill is subject to review annually for impairment. During the year, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company and, therefore, did not have an effect on the Company's financial condition or results of operations.

Income Taxes

The Company is organized as a Delaware limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws.

ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2012. Further, as of December 31, 2012, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns.

Accounting Developments

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "*Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*." The update permits a reporting entity to measure the fair value of a group of financial asset and financial liabilities on the basis of the reporting entity's net exposure to market risks or to credit risk on a recurring basis, subject to specific requirements. The update also specifies that in the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the update enhances the disclosure requirements which require reporting entities to provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy. The update also requires a reporting entity to disclose the valuation processes used for fair value measurements within Level 3 of the fair value hierarchy. In 2012, the Company adopted this guidance by providing the required disclosures, and the adoption did not have a material impact on the Fund's consolidated financial statements.

The FASB issued ASU 2011-11, "*Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*," in December 2011. The amendment requires enhanced disclosures by requiring improved information about financial instruments and derivative instruments that may be offset or are subject to an enforceable master netting arrangement or similar agreement. The amendment will be effective for the Company for the annual reporting period ending December 31, 2013. The

amendment impacts presentation only and will not have an impact on the Company's financial position.

3. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

Fair value is based on independent sources such as quoted market prices. To the extent certain financial instruments trade infrequently or where active markets do not exist, they may not have readily determinable fair values. In these instances, the Company estimates fair value using pricing models that utilize available information that management deems most relevant.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a summary of the levels within the fair value hierarchy for the Company's assets as of December 31, 2012:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
ASSETS				
Securities owned:				
U.S. government, and agency	$ 768,835,893	$ —	$ —	$ 768,835,893
Municipal	—	49,324,917	—	49,324,917
Corporate debt	—	7,697,594	—	7,697,594
Collateralized debt obligations	—	33,694,688	6,951,323	40,646,011
Mortgage backed securities	—	79,398,054	—	79,398,054
Other asset backed securities	—	50,533,891	3,975,114	54,509,005
Equities	—	810,937	1,680,215	2,491,152
Totals	$ 768,835,893	$ 221,460,081	$ 12,606,652	$ 1,002,902,626
LIABILITIES				
Securities sold, not yet purchased:				
U.S. government, and agency	$ 445,398,600	$ —	$ —	$ 445,398,600
Corporate debt	—	1,351,750	—	1,351,750
Collateralized debt obligations	—	5,500,000	—	5,500,000
Mortgage backed securities	—	200,844	—	200,844
Equities	—	413,639	—	413,639
Totals	$ 445,398,600	$ 7,466,233	$ —	$ 452,864,833

Recurring Fair Value Measurement Techniques
The fair value measurements of U.S. government and agency securities were classified as Level 1 of the fair value hierarchy as they were based on quoted market prices in active markets.

The Company's municipal bonds are revenue bonds issued by state and other local government agencies. The valuation of corporate bonds is impacted by the credit worthiness of the corporate issuer. The majority of the Company's municipal bonds and corporate bonds were rated investment grade as of December 31, 2012. Municipal bonds and corporate bonds were categorized in Level 2 of the fair value hierarchy.

The fair value measurements of collateralized debt obligations, mortgage backed securities and other asset backed securities were determined using market and income approaches along with the Company's own trading activities for identical or similar instruments and were categorized in Level 2 of the fair value hierarchy. These securities were valued using a market approach with pricing service valuations corroborated by recent market transactions for identical or similar bonds.

If the fair value of a security is not available using the Level 2 inputs as described above, or such data appears unreliable, the Company may estimate the fair value of the security using a variety of methods including, but not limited to, other independent pricing services, discounted cash flow analysis, matrix pricing, option adjusted spread models and other fundamental analysis of observable market factors.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a non-active market, other features of the financial instrument such as its complexity, the market in which the financial instrument is traded and risk uncertainties about market conditions require that an adjustment be made to the value derived from the models. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Level 3

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. The Company utilizes a variety of methods to determine the fair value measurement for individual Level 3 securities. The inputs used by the Company include, but are not limited to, market prices from completed transactions for identical securities and transactions for comparable securities, benchmark yields, interest rate yield curves, credit spreads, currency rates, quoted prices for similar securities and other market-observable information, as applicable. If fair value is determined using financial models, these models generally take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which the Company's judgment is applied in determining fair value is greatly increased. As a result, the unrealized gains and losses for assets within the Level 3 category in the table below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

	Balance at January 1, 2012	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases	Sales	Transfers In	Balance at December 31, 2012
Securities owned:							
Collateralized debt obligations	$ 15,241,436	$ 1,346,116	$ 56,250	$ 6,971,447	$ (16,663,926)	$ -	$ 6,951,323
Equities	1,563,482	-	116,681	52	-	-	1,680,215
Other asset backed securities	1,085,592	(14,668)	(131,996)	3,648,712	(1,070,332)	457,806	3,975,114
Corporate debt	930,000	-	-	-	(930,000)	-	-
Totals	$ 18,820,510	$ 1,331,448	$ 40,935	$ 10,620,211	$ (18,664,258)	$ 457,806	$ 12,606,652

		Change in Unrealized Appreciation (Depreciation) in 2012 for Assets Held at December 31, 2012
Securities owned:		
Collateralized debt obligations	$	(20,124)
Equities		116,681
Other asset back securities		(131,996)
Corporate debt		-
Totals	$	(35,439)

Quantitative Information about Significant Unobservable Inputs used in Level 3 Fair Value Measurements

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for financial assets subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument; i.e., the input used for valuing one financial instrument within a particular class of financial instruments may not be appropriate for valuing other financial instruments within that given class. Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of our financial instruments.

Financial Instruments Owned	Market Value	Valuation Technique	Significant Unobservable Input(s)	Range
Other asset-backed securities	$ 6,951,323	Scenario analysis	Revenue haircut	0% to 75%
		Cash collateralized value	Collateral haircut	0% to 75%
Collateralized debt obligation	3,975,114	Discounted Cash Flows	Constant prepayment rate	0% to 10%
		Scenario analysis	Constant default rate	0% to 10%
			Loss severity	95% to 100%
			Yield	3% to 30%
Corporate Equity Securities	1,680,215	Discounted Share Price	Price per share	$2.25 - $3.00

The fair values of other financial assets and liabilities carried at cost (consisting primarily of receivables and payables to clearing organizations and customers and reverse repurchase and repurchase agreements) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replicable on demand or bear interest at market rates.

4. Due to and Due from Clearing Organizations

The balance due to and due from clearing organizations represents the net amount due to or from the clearing organizations for settled and unsettled transactions and related activity. As of December 31, 2012, balances due to and from clearing organizations consist of the following amounts:

	Due From	Due To
GSCC	$ 2,943,342	$ -
New Edge	1,275,182	-
ConvergEx Research Solutions, LLC	40,890	-
Bank of New York Mellon	-	28,082,226
Pershing	-	107,117,945
	$ 4,259,414	$ 135,200,171

The balance due to Bank of New York Mellon includes $1.0 million of securities-failed-to-deliver.

5. Collateral

The Company's agreements with its clearing organizations permit the clearing organizations to use the Company's securities as collateral for Company related borrowings and as collateral for securities sold but not yet purchased and related activity. The Company also pledges securities to collateralize repurchase transactions where the counterparty has the right by contract or custom to sell or re-pledge the securities. Pledged securities that can be sold or re-pledged by counterparties equal $707 million and are identified in the Consolidated Statement of Financial Condition.

Without regard to netting under ASC 210-20-45-11, at December 31, 2012, the Company has received collateral in connection with securities purchased under agreements to resell executed through FICC with a fair value of $792 million which it can sell or re-pledge, and has pledged securities in connection with securities sold under agreements to repurchase executed through FICC with a fair value of $707 million which the Company's counterparties to these agreements have the right to sell or re-pledge. Securities purchased under agreements to resell are collateralized by obligations of the U. S. government and its agencies. The majority of the collateral received has been re-pledged to external counterparties as of December 31, 2012.

6. Related Party Transactions

On March 21, 2012, the Company entered into a $33,000,000 Promissory Note Agreement (the "Agreement") with Guggenheim. The note is due and payable on or before March 21, 2015. The note is unsecured and pays interest at 0.19%. The Company repaid $20,000,000 in September 2012 along with accrued interest of $30,836.

Affiliates may pay certain expenses on behalf of the Company throughout the year. The Company records an expense and an associated payable and remits cash payment to the affiliates on a monthly basis. At December 31, 2012, $7,771 is included in due to affiliates in the Consolidated Statement of Financial Condition. The Company may also pay expenses on behalf of affiliates throughout the year. The Company records a receivable and collects cash payment from the affiliates on a monthly basis. At December 31, 2012, $3,438,769 is included in due from affiliates in the Consolidated Statement of Financial Condition.

The Company has an Employee Sharing Agreement with an affiliate whereby the affiliate reimburses the Company for services provided by the respective employees to the affiliate.

The Company has a Service Agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; technology services, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing.

The Company provides customer introduction and management advisory services to various affiliates. At December 31, 2012, $3,165,107 is included in due from affiliates in the Consolidated Statement of Financial Condition.

The Company facilitates financing to various affiliates through its reverse repo and repo business. As of December 31, 2012, the Company had $1.5 billion of reverse repurchase agreements with affiliate counterparties and $1.4 billion of repurchase agreements with affiliate counterparties.

As of December 31, 2012, Guggenheim and a shareholder of Guggenheim have provided loans directly to employees of the Company (none of which are executive officers or directors) totaling $6.0 million.

7. Off Balance Sheet Risk, Concentration of Credit Risk and Certain Other Risks and Uncertainties

Customer Activities
Customer securities transactions are cleared through Pershing, LLC ("Pershing") on a fully-disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

Proprietary Trading Activities
The Company engages in short term proprietary trading activities, including entering into securities sold, not yet purchased positions in order to manage exposure to market risk.

As part of the Company's financing and hedging activities, the Company enters into forward repurchase agreements and futures transactions. In connection with these transactions, there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to terms of the contracts. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

Additionally, the Company enters into contracts that contain a variety of customary representations and warranties, which provide customary general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company's futures transactions are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, these futures transactions generally do not have credit risk. Open equity in futures transactions is recorded as due from or due to clearing organizations (specifically New Edge), as applicable. The gross notional amounts of futures contracts as of December 31, 2012 are $131 million (asset) and $262 million (liability) with a weighted average maturity of approximately 3 months. The average monthly trading volume of futures is approximately 79 contracts.

Concentration of credit risk
Credit risk represents the loss that the Company would incur if a counterparty or an issuer of securities or other instruments held by the Company failed to perform under its contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as

considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal amount loaned under resale agreements.

The Company is engaged in various trading and brokerage activities in which, if counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company clears securities transactions through Bank of New York – Mellon, Pershing LLC and New Edge. U. S. government and agency obligations clear through the Government Securities Clearing Corporation Division ("GSCC") of FICC, who then becomes the legal counterparty to the transaction.

These activities may expose the Company to risk in the event that the counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations.

Contingencies
The Company is involved in various pending and threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the operation of the Company.

8. Fixed Assets

At December 31, 2012, fixed assets consisted of the following:

Capitalized project costs	$ 4,424,076
Computers and software	4,159,187
Leasehold improvements	1,038,919
Office equipment and furniture	976,750
	10,598,932
Less: accumulated depreciation and amortization	(4,351,853)
Net book value	$ 6,247,079

9. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital and an additional minimum net capital requirement for reverse repurchase overcollateralization. The Company is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA, and is required to maintain adjusted net capital equivalent to the greater of $1,000,000 or 8% of customer and non-customer risk maintenance margin requirements on all positions, as these terms are defined. At December 31, 2012, the Company had net capital of $55,156,221 which was $54,105,696 in excess of its required net capital of $1,050,525.

The Company currently does not carry any customer accounts and most customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only transactions which are self-clearing are the repurchase and reverse repurchase agreement transactions and most U.S. government and agency transactions. The U.S. government and agency business may trigger a reserve formula requirement only in the case of a failed transaction.

The Company has a signed proprietary accounts of introducing brokers ("PAIB") agreement with Pershing to enable it to include certain assets as allowable assets in its Net Capital computation.

10. Benefit Plans

All participating employees are covered by the Guggenheim 401(k) plan (the "Plan"). For the year ended December 31, 2012, the Company made contributions of $1,129,304 for its pro-rata share of the Plan. At December 31, 2012, such contributions are included in accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

11. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries as of December 31, 2012:

	Guggenheim Trust Assets, LLC	GP Energy Partners, LLC
Total assets	$ -	25,000
Member's equity	-	25,000

The Member's equity of these subsidiaries is excluded from the Company's computation of net capital per Rule 15c3-1.

12. Leases

The Company has entered into operating leases for premises which expire at various dates through 2017 and have various renewal options. For the year ended December 31, 2012, $60,518 of accrued rent included in accrued expenses and other liabilities.

13. Unit-Based Compensation

Phantom units are granted in the Guggenheim Capital Phantom Unit Plan (the "Plan") as part of an overall retention plan to retain key employees. Participants are credited with phantom units that track the value of common units of Guggenheim. Participants receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units.

The Company recognizes Plan awards in accordance with ASC Topic 718, *Share-Based Payments* ("ASC 718"). Under ASC 718, these awards were issued at the grant date fair value. Associated grant awards are treated as non-cash capital contributions from the Parent and are presented as unit-based compensation grants in the Consolidated Statement of Member's Equity in the year the awards are granted. In 2012, the Company awarded 305,141 phantom units to certain key employees which were recorded as a liability as of December 31, 2011 and subsequently issued in 2012 as fully vested phantom units. The Company received $2.6 million of non-cash capital contributions from the Parent related to current and prior year awards.

At December 31, 2012, the total number of units outstanding under the Plan specifically related to Company employees was as follows:

	Units	Weighted-average price ($)
Outstanding at December 31, 2011	429,426	5.59
Issued	305,141	7.50
Outstanding at December 31, 2012	734,567	6.38

14. Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 28, 2013, the date the Consolidated Statement of Financial Condition was available to be issued, and has concluded there are no recognized or non-recognized events that require financial statement disclosure.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Member of
Guggenheim Securities, LLC:

In planning and performing our audit of the consolidated financial statements of Guggenheim Securities, LLC and its subsidiaries (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

KPMG

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 1, 2013